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SEC Mail Processing Section MAR 04 2019 Washington DC 406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69683

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Tritower Real Estate Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
60 State Street, Suite 2250
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Gorman 781-222-5905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Gorman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tritower Real Estate Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO

Title

Notary Public

ANTHONY T. FARIA
Notary Public
Commonwealth of Massachusetts
My Commission Expires Feb. 14, 2025

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tritower Real Estate Capital, LLC
(A Wholly Owned Subsidiary of TFG BD Holdco, LLC)

Table of Contents

GrantThornton

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520
S linkd.in/grantthorntonus
twitter.com/grantthorntonus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
Tritower Real Estate Capital, LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Tritower Real Estate Capital, LLC. (a Delaware limited liability company) (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting

Grant Thornton

principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2016.

New York, New York
February 25, 2019

Tritower Real Estate Capital, LLC
(A Wholly Owned Subsidiary of TFG BD Holdco, LLC)

Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	488,522
Other assets		33,840
Total assets	$	522,362
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to Parent	$	69,665
Accrued liabilities		4,982
Total liabilities		74,647
Member's equity		447,715
Total liabilities and member's equity	$	522,362

The accompanying notes are an integral part of this financial statement.

1. Description of Business

Tritower Real Estate Capital, LLC (the "Company"), was incorporated in the State of Delaware on September 22, 2015. The liability of its member is limited to the member's enforceable obligation to make capital contributions and the member's obligation to return any prohibited or illegal distributions. On February 11, 2016, the Company became a broker-dealer and as such, is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is wholly owned by TFG BD Holdco, LLC. TFG BD Holdco, LLC is wholly owned by Tritower Financial Group, LLC (the "Parent") and Patrick Gorman (the "CEO").

The Company serves as the Parent's principal selling agent for certain real estate investment vehicles sponsored by the Parent.

2. Summary of Significant Accounting Policies

Basis of presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash and cash equivalents
The Company considers all unrestricted deposits and highly liquid investments, which are readily convertible to cash, with original maturities of three months or less at acquisition, to be cash equivalents.

Income taxes
The Company is a single-member limited liability company that, to the extent permitted by law, is treated as a "disregarded entity" for federal and state income tax purposes. The Company is included in the US federal income tax return for the Parent. The Company accounts for income taxes in accordance with ASC 740. ASC 740 provides guidance for the financial accounting and reporting for income taxes, and requires that when a member of a consolidated group issues separate financial statements, that the consolidated amount of current and deferred tax expense be allocated to such member using a method that is systematic, rational and consistent with the broader principles of ASC 740. Since the parent company is a pass-through entity, there is no income tax expense recorded on the parent company financial statements. As such, the Company has reflected no tax expense in the financial statements attributable to the company's stand-alone operations.

ASC 740 also provides guidance regarding how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2018. The earliest tax year of the Parent open for examination by tax authorities is 2015.

2. Summary of Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. Related Party Transactions

On May 23, 2017, the Company and the Parent entered into an amended and restated Expense Sharing Agreement (the "ESA"). The Company reimburses the Parent periodically for a proportional share of payroll and employee-related expenses of personnel employed by the Parent performing services on behalf of the Company, as well as a proportional share of 10% for rent and office expenses. During the year ended December 31, 2018, the Company incurred expenses under the ESA and $19,549 is included in Due to Parent. The parties to the ESA agree that the Company has no obligation to any third party for the services that the Parent provides. The Company reimburses the Parent for all direct payroll expenses such as commissions, payroll tax and bonuses paid by the Parent to the registered representatives and employees on behalf of the Company. As of December 31, 2018, the Company owed the Parent $50,116 in accrued commission, bonus and payroll tax payments, which is included in Due to Parent. The Parent is solely responsible for any amounts owed relating to costs incurred by it in providing services on behalf of the Company. Registered representatives that receive commission compensation from the Company are also partners or employees of the Parent. Commissions earned were from REITs sponsored by the Parent.

4. Credit and Concentration Risk

The Company maintains cash with a financial institution with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limit of $250,000. At December 31, 2018, the Company had $488,522 in cash held at Citizens Bank. However, the Company believes that the firm is not exposed to significant credit risk related to the financial position of the depository institution in which those deposits are held.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6.6667% of aggregate indebtedness. At December 31, 2018, net capital of $413,875, exceeded the required net capital minimum of $5,000 by $408,875. Aggregate indebtedness at December 31, 2018 totaled $74,647. The ratio of aggregate indebtedness to net capital was 0.18 to 1.

6. Subsequent Events

The Company has evaluated the possibility of subsequent events existing in the Company's financial statement through the date the financial statement was issued, and has determined that there are no material events that would require disclosure in the Company's financial statement.